 PX14A6G NOTICE OF EXEMPT SOLICITATION

Monday 26 November 2018

Dear Shareholders of Southern Copper Corporation (SCCO),

We write to you, the shareholders of SCCO, to bring to your attention information that we believe leads to the conclusion that, in required public disclosures to the U.S. Securities and Exchange Commission (SEC), SCCO has made misrepresentations and omissions of material fact. Properly stated, this information would be essential for current and potential SCCO investors to accurately understand the risks of investing in the company. These misrepresentations and omissions are related to a constitutional lawsuit arising from the 2014 spill of toxic substances from a mine owned by Buenavista del Cobre, S.A. de C.V. (Company), an SCCO subsidiary, into rivers in Sonora, Mexico (2014 Spill).

Background

In August 2014, the Buenavista del Cobre mine spilled 40,000 cubic meters of acidic copper sulfate into the Bacánuchi and Sonora rivers in northern Mexico. It was arguably the worst environmental disaster in the history of mining activities in Mexico.1 The communities affected by the 2014 Spill (Affected Communities), represented by our organization, the Project on Organizing, Development, Education, and Research (PODER) (www.projectpoder.org), are well organized and, since 2014, have been legally defending their rights and pursuing guarantees of remediation, reparation, and no-repetition. They have filed numerous lawsuits against the Company, affiliated entities, and national regulatory bodies, many of which are still pending, including two active cases before the Supreme Court of Mexico (Supreme Court) regarding the Trust Fund that the Company created, and subsequently closed, to coordinate remediation efforts from the 2014 Spill.

In 2016, the Affected Communities discovered that the Company was constructing a tailings dam in the same area affected by the 2014 Spill (Tailings Dam). Tailings dams are used to store by-products of mining activities. The substances contained in tailings are often toxic and, in the event of a spill, the introduction of vast quantities of foreign substances into an ecosystem is extremely harmful. In recent years, there have been numerous examples of spills from tailings dams around the world that have had disastrous environmental effects.2 The Tailings Dam will have the capacity to contain almost 2,040 million cubic meters of pollutants,3 so its potential to cause harm is significant.

The Affected Communities filed a constitutional lawsuit (amparo) to stop construction of the Tailings Dam. The case was taken to the Supreme Court, which ruled, by four votes to one, in favor of the Affected Communities, upholding their constitutional right to participate in environmental decision-making, including the construction of the Tailings Dam. The written ruling (Ruling) was published by the Supreme Court on 3 October 2018. Since it comes from Mexico's highest court, it is definitive and there is no right to appeal. The Ruling can be found in Spanish on the Supreme Court's website: www2.scjn.gob.mx/ConsultaTematica/PaginasPub/DetallePub.aspx?AsuntoID=235777.

The Ruling confirms that the Mexican environmental and natural resources authority (SEMARNAT)4 did not consult the Affected Communities regarding the construction of the Tailings Dam, which "violates the plaintiffs' right to participate in an informed manner in those matters that could affect their right to a healthy environment." It highlights that never before has a Mexican court commented on "the participation of interested persons in environmental matters that are not related to the protection of the rights of indigenous communities" and recognizes that current national environmental legislation is insufficient to guarantee the right of non-indigenous communities to participate in environmental matters, as in the case of the Affected Communities.

As part of its reasoning, the Supreme Court mentions that the right to participation "is not restricted to participation in political matters, for example, in elections by means of a vote," but, however, that it includes the possibility of having real input in discussions related to public policies and environmental projects, especially in the case of affected communities.

The Ruling orders the responsible authorities to "organize a public informative meeting in which they explain to the plaintiff communities the technical environmental aspects that will be taken into account for the construction of the work, the possible impacts of operating the dam - based on previous experiences of this type of work - and preventative measures, and, where applicable, the mitigation measures to be implemented."

The Ruling also states that the consulted communities should be given the opportunity to voice their concerns and provide suggestions, which must be considered by the authorities in the context of the preventative measures to be taken. Subsequently, the authorities should use all means at their disposal to avoid the work causing significant damage to the environment.

On 4 October 2018, the Affected Communities presented, both to a district court in Sonora and to the Supreme Court, a request for the Ruling to be clarified regarding the following key points: whether construction of the Tailings Dam will be suspended; if the SEMARNAT's authorization to build the Tailings Dam has been invalidated by the Ruling in keeping with previous Supreme Court precedent; and how, in detail, the consultation with the Affected Communities will be carried out, the timetable for consultation, and the way in which the SEMARNAT must take into account the Affected Community's contributions before re-authorizing, or not, the construction and operation of the Tailings Dam.

PODER and the Río Sonora Watershed Committees (CCRS) have been urging the Supreme Court to require the SEMARNAT to adhere to the best international practices with regards to public participation, including the possibility of the project being canceled if so desired by the Affected Communities. Furthermore, we hope that effective processes will be established to provide information, for dialogue, listening to, and respecting the decisions of the Affected Communities.

The consultation with the Affected Communities will be conducted under the new federal government that takes office on 1 December 2018.

In its 2017 annual report (2017 Annual Report) submitted to the SEC, SCCO reported that, from 2015 to 2017, it invested a total of $ 192.7 million USD in the Tailings Dam. In its latest quarterly report submitted to the SEC (September 2018 Report), SCCO reported a total investment of $ 48.7 million USD in the Tailings Dam in the nine months ending 30 September 2018.5 In the absence of a tailings dam in which to store by-products, production is compromised. As such, a delay in construction of the Tailings Dam could negatively impact any investment in SCCO. Furthermore, the Tailings Dam is one part of a larger expansion that SCCO stated in its 2017 Annual Report had cost $ 3.5 billion USD.6

SCCO's misrepresentations and omissions of material fact

While the above-mentioned case was being heard in the Supreme Court, SCCO told its shareholders that the Tailings Dam project was continuing apace, with no mention that the Court's decision could suspend the project. SCCO mentions in its March 2018 (March 2018 Report) and June 2018 (June 2018 Report) quarterly reports that, among various lawsuits in Mexico arising from the 2014 environmental disaster at Buenavista del Cobre's mine in Cananea, there was a constitutional lawsuit arguing "the alleged lack of community approval regarding environmental impact authorizations granted by SEMARNAT to a subsidiary of [SCCO]"7. It does not disclose the fact that the case had to do with the Tailings Dam and was, at the time, being heard in the Supreme Court.

By failing to disclose the fact that the case was being heard in the Supreme Court, SCCO may have made an omission of material fact required in public disclosures before the SEC.

In the September 2018 Report, SCCO states, in relation to this case:

"Regarding the constitutional lawsuit filed by Maria Elena Heredia Bustamante et al; in which it was claimed the lack of community approval regarding the authorization granted by SEMARNAT to build the new BVC tailings dam, on September 5, 2018, the Supreme Court of Justice issued a resolution which established that such authorization was granted to BVC in compliance with the applicable legislation. However, SEMARNAT must carry out a public meeting to inform the community of the technical aspects to build the dam, potential impacts and prevention measures, with no material effects to BVC's operations."8

The September 2018 Report fails to mention that, while the Supreme Court found that the authorization was granted in compliance with the applicable national legislation, immediately afterwards in its ruling it goes on to say that the relevant legislation is unconstitutional and does not respect international standards. We believe this may constitute an omission of material fact required in public disclosures before the SEC.

In all three of the above-mentioned quarterly reports, SCCO states:

"[I]t is not currently possible to determine the extent of the damages sought in these state and federal lawsuits but the Company considers that these lawsuits are without merit. [...] the Company considers that none of the legal proceedings resulting from the spill, individually or in the aggregate, would have a material effect on its financial position or results of operations."9

By stating that none of the legal proceedings resulting from the spill would have a "material effect" on the financial position of SCCO or on its operations, it may be misrepresenting material facts required in public disclosures before the SEC. The consultation with the Affected Communities may mean that operations are delayed, that the Tailings Dam's capacity could be reduced, or that additional costs are incurred related to the preventative measures, which must be taken in accordance with the results of the consultation.

We encourage you to address these concerns to SCCO. Please contact me at the e-mail address below if you would like to discuss any of the issues raised in this letter.

Yours faithfully,

Benjamin Cokelet

Founding Co-Executive Director

Project on Organizing, Development, Education, and Research (PODER)

bencokelet@projectpoder.org

+ 52 (55) 5207 - 3392

1 See PODER, The Río Sonora River Spill: Grupo México and the Mexican State's Evasion of Responsibility, available at: https://www.colaboratorio.org/wp-content/uploads/2018/05/relator_resumen_ENG.pdf (accessed 7 November 2018).

2 See for example UNEP and GRID-Arendal, 2017, Mine Tailings Storage: Safety is no Accident, available at: http://www.grida.no/publications/383 (accessed 7 November 2018). The report details five recent cases of tailings dam failures that have had catastrophic environmental and social impacts.

3 Center for Environmental Studies, Services and Consultancies (Centro de Estudios, Servicios y Consultorías Ambientales), July 2013, Preventive Report for Project "New Buenavista del Cobre, S.A. de C.V. Talilings Dam", to be located in the municipality of Cananea, Sonora, p.4.

4 https://www.gob.mx/semarnat (accessed 7 November 2018).

5 SCCO, Form 10Q, Quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended: September 30, 2018, available at: https://seekingalpha.com/filing/4218085 (accessed 7 November 2018), p. 48.

6 SCCO, Form 10K, Annual report pursuant to section 3 or 15(d) of the Securities Exchange Act 1934, for fiscal year ended December 31, 2017, available at: https://www.sec.gov/Archives/edgar/data/1001838/000104746918001211/a2234122z10-k.htm (accessed 7 November 2018), p. 42.

7 SCCO, Form 10Q, Quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended: March 31, 2018, available at: http://www.sec.gov/Archives/edgar/data/1001838/000110465918029826/a18-8659_110q.htm#Item1A_RiskFactors_022214 (accessed 7 November 2018), p. 19; and SCCO, Form 10Q, Quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended: June 30, 2018, available at: http://www.sec.gov/Archives/edgar/data/1001838/000110465918048110/a18-14087_110q.htm (accessed 7 November 2018), p. 20.

8 SCCO, Form 10Q, for quarterly period ended: September 30, 2018, p. 19.

9 SCCO, Form 10Q, for quarterly period ended March 31, 2018, p. 19; SCCO, Form 10Q, for quarterly period ended June 30, 2018, p. 20; and SCCO, Form 10Q, for quarterly period ended September 30, 2018, p. 19- 20.